Exhibit No. (d)(18)
[EXECUTION COPY]
EXECUTIVE EMPLOYMENT AND NON-COMPETITION AGREEMENT
          This EXECUTIVE EMPLOYMENT AND NON-COMPETITION AGREEMENT (this “Agreement”), dated as of March 22, 2006, is entered into by and between Morton Industrial Group, Inc., a Georgia corporation (the “Company”), and Daryl R. Lindemann (the “Executive”).
WITNESSETH:
     WHEREAS, effective as of even date herewith, MMC Precision Holdings Corp., a Delaware corporation (“Parent”), MMC Precision Merger Corp., a Georgia corporation (“Sub”), and the Company entered into that certain Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which Sub will merge with and into the Company and Parent shall acquire all of the outstanding capital stock of the Company, as the surviving corporation in such merger (the “Merger”);
     WHEREAS, effective as of even date herewith, the Executive and Parent have entered into a Contribution Agreement (the “Contribution Agreement”) pursuant to which, immediately prior to the Merger, the Executive shall contribute a portion of his shares in the Company to Parent in exchange for common stock of Parent (the “Contribution” and collectively with the Merger, the “Transactions”);
     WHEREAS, as a result of the Merger and the Contribution, the Executive shall become a stockholder of Parent, which shall be the sole owner of all of the issued and outstanding stock of the Company; and
     WHEREAS, in connection with the Transactions, the Company desires to employ the Executive in an executive capacity, and the Executive desires to be employed by the Company in such capacity.
AGREEMENT:
          NOW, THEREFORE, in consideration of such employment and the mutual covenants and promises herein contained, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Company and the Executive agree as follows:
1.	Employment. The Company agrees to employ the Executive, and the Executive agrees to be employed by the Company, for the period set forth in Section 2, in the position and with the duties and responsibilities set forth in Section 3, and upon the other terms and conditions provided herein.

2.	Employment Term. The term of employment (the “Employment Term”) under this Agreement shall commence on the closing date of the transactions contemplated by the Merger Agreement (such date, the “Effective Date”) and shall conclude on the third anniversary of the Effective Date, unless earlier terminated pursuant to the provisions of Section 5 hereof. Notwithstanding anything herein to the contrary, this Agreement shall be of no force or effect until the Effective Date and shall automatically terminate upon termination of the Merger Agreement prior to the Effective Date.

3.	Position and Duties.
(a)	During the Employment Term, the Executive’s position shall be Vice President-Finance, Secretary and Treasurer (or such other position as assigned by the Board of Directors of the Company (the “Board’), after consultation with the Chief Executive Officer of the Company). The Executive’s responsibilities shall be carried out with the advice and counsel of the Board and the Chief Executive Officer of the Company.

(b)	During the Employment Term, the Executive shall devote his full business time and attention to the business and affairs of the Company and shall utilize the Executive’s best efforts to discharge faithfully and efficiently the duties and responsibilities delegated and assigned to the Executive, except for usual, ordinary, and customary periods of vacation and absence due to illness; provided, however, that the Executive may serve on non-profit industry-related, civic or charitable boards or committees (or any other corporate boards or committees to which the Board consents in writing) or manage personal investments, so long as such activities do not materially interfere with the performance and fulfillment of the Executive’s duties and responsibilities as an employee of the Company in accordance with this Agreement.
4.	Compensation and Related Matters.
(a)	Base Salary. During the Employment Term, the Executive shall receive an annual base salary of $170,000 (the “Base Salary”). The Base Salary shall be payable in installments in accordance with the Company’s general payroll practices for executives in effect at the time such payment is made, and shall be subject to all necessary withholding taxes, FICA contributions and similar deductions. During the Employment Term, the Executive’s Base Salary shall be subject to such increases (but not decreases) as may be determined from time to time by the Board in its sole discretion. Any increased Base Salary shall become the new “Base Salary” for purposes of this Agreement. Payments of Base Salary to the Executive shall not be deemed exclusive and shall not prevent the Executive from participating in any employee benefit plans, programs, or arrangements of the Company in which the Executive is entitled to participate. Payments of Base Salary to the Executive shall not in any way limit or reduce any other obligation of the Company hereunder, and no other compensation, benefit or payment to the Executive hereunder shall in any way limit or reduce the obligation of the Company regarding the Executive’s Base Salary hereunder.

(b)	Annual Bonus. During the Employment Term, the Company from time to time in accordance with its standard payroll practices shall pay the Executive an annual bonus (the “Annual Bonus”) based upon the Company’s attainment of certain targets with respect to the EBITDA of the Company for any fiscal year of the Company ending during the Employment Term. The Annual Bonus shall reflect a target of forty-five percent (45%) of the Executive’s Base Salary. The Annual Bonus shall be calculated and payable in accordance with and based on the Actual EBITDA of the Company by reference to the EBITDA Target for any fiscal year. The Annual Bonus shall be calculated and payable as described in Schedule 1 hereto.

For purposes of this Agreement, “EBITDA” shall mean the earnings of the Company and its subsidiaries before interest, taxes, depreciation, amortization and non-recurring expenses, derived from financial statements of the Company prepared in accordance with generally accepted accounting principles and to the extent consistent therewith, consistent with the Company’s past practices. For purposes of this Agreement, “Actual EBITDA” shall mean, for any fiscal year of the Company, the EBITDA of the Company and its subsidiaries for such fiscal year as derived from the Company’s financial statements for such fiscal year; provided, however, that all amounts (i) paid to Brazos Equity Advisors II, L.P. (or an affiliate thereof) pursuant to the terms of the Monitoring and Oversight Agreement to be entered into by and among Parent, the Company and Brazos Equity Advisors II, L.P. (or an affiliate thereof) and (ii) paid to Mark W. Mealy as a director fee, shall be added back to Actual EBITDA. For purposes of this Agreement, the “EBITDA Target” shall mean, (i) for the fiscal year 2006, $22,000,000, and (ii) for any fiscal year of the Company thereafter, such EBITDA target as is determined by the Board after consultation with the Company’s management and based on the Company’s historical performance and projected growth based on the projections prepared by the Company and attached hereto as Exhibit A.

(c)	Incentive Compensation Awards. The Executive also shall be eligible to participate in such equity-based compensation plans as shall be determined by the Board from time to time during the Employment Term; specifically, it is hereby acknowledged that the Executive will be, concurrently with the closing of the transactions contemplated by the Merger Agreement, granted 300,000 options in Parent, with an exercise price of $1.00 per share, pursuant to a Stock Option Agreement to be entered into by and between Parent and the Executive (the “Option Grant”), of which (i) all 300,000 options shall be subject to time-based vesting at a rate of 20% per year, and (ii) 100,000 options, in addition to the time-based vesting set forth above, shall vest only in the event that the Actual EBITDA of the Company for fiscal year 2006 exceeds $22,000,000.

(d)	Employee Benefits.
(i)	Incentive, Savings and Retirement Plans. During the Employment Term, the Executive shall be entitled to participate in all incentive, savings and retirement plans, programs and arrangements applicable generally to other senior executives at the Company, including, without limitation, the Company’s Variable Incentive Plan.

(ii)	Welfare Benefit Plans. During the Employment Term, the Executive and/or the Executive’s family, as the case may be, shall be eligible to participate in and shall receive all benefits under all welfare benefits plans, programs and arrangements provided by the Company (including, without limitation, medical, prescription, dental, disability, employee life, group life, accidental death and travel accident insurance plans, programs and arrangements) to the extent applicable generally to other senior executives at the Company.
(e)	Expenses. During the Employment Term, the Executive shall be entitled to receive prompt reimbursement for all reasonable expenses incurred by the Executive in performing the Executive’s duties and responsibilities hereunder. The Executive shall comply with such reasonable limitations and reporting requirements with respect to such expenses as the Board may establish from time to time.

(f)	Additional Perquisites. During the Employment Term, the Company shall, to the extent reasonable and customary and consistent with the Company’s past practice, reimburse the executive for (i) an annual physical inspection by a physician reasonably acceptable to the Company, (ii) a life insurance policy for the Executive with a coverage amount of at least $300,000 and (iii) airline club cards.

(g)	Vacation. During the Employment Term, the Executive shall be entitled to four (4) weeks paid vacation per calendar year, which shall be taken at such times as are consistent with Executive’s responsibilities hereunder.

(h)	Compensation for Partial Periods. Except as otherwise noted herein, any payments payable to the Executive pursuant to this Agreement shall be pro-rated for any partial period of service applicable to such payment.
5.	Termination of Employment.
(a)	Death. The Executive’s employment shall terminate automatically upon the Executive’s death during the Employment Term.

(b)	Disability. In the event of any physical or mental disability of the Executive rendering the Executive unable to perform his duties hereunder for a period of at least one hundred twenty (120) days out of any twelve (12) month period (“Permanent Disability”), this Agreement shall terminate automatically.

(c)	Termination by the Company for Cause. The Company may terminate the Executive’s employment hereunder at any time during the Employment Term for Cause (as defined below).

For purposes of this Agreement, “Cause” shall mean any of the following:
(i)	the conviction or the indictment of the Executive of, or the plea by the Executive of nolo contendere to, any felony or any crime involving moral turpitude or misrepresentation;

(ii)	gross neglect by the Executive of, or gross or willful misconduct by the Executive in connection with the performance of, the Executive’s material duties hereunder that is not cured within thirty (30) days after a written notice of such gross neglect, or gross or willful misconduct, specifically identifying the gross neglect or misconduct, is delivered by the Board to the Executive;

(iii)	the commitment by the Executive of any act of fraud, embezzlement or misappropriation of funds against the Company;

(iv)	the Executive shall have willfully failed or refused to carry out the reasonable and lawful instructions of the Board or the Chief Executive Officer (other than as a result of illness or disability) concerning duties or actions consistent with the Executive’s office and such failure or refusal shall have continued for a period of thirty (30) days following written notice from the Board; or

(v)	any material breach by the Executive of this Agreement that is not cured by the Executive within thirty (30) days of written notice of such breach by the Board.
(d)	Termination by the Company without Cause. Upon 30 days prior written notice, the Company may terminate the Executive’s employment hereunder at any time during the Employment Term without Cause.

(e)	Termination by the Executive for Good Reason. The Executive may terminate this Agreement effective upon written notice to the Company for Good Reason (subject to the cure period set forth below). Such notice must provide a detailed explanation of the Good Reason. For this purpose, the term “Good Reason” shall mean any of the following:
(i)	a material breach of this Agreement by the Company;

(ii)	a material reduction in the Executive’s total compensation and benefits package other than under circumstances that would give rise to a right of the Company to terminate the Executive for Cause hereunder;

(iii)	a material diminution of the Executive’s responsibilities other than under circumstances that would give rise to a right of the Company to terminate the Executive for Cause hereunder; or

(iv)	a relocation of the Executive’s principal place of business to a location more than twenty-five miles from the Company’s current office, located at 1021 W. Birchwood, Morton, Illinois.
Notwithstanding the foregoing, in the event the Executive provides notice of his intention to terminate for Good Reason as outlined in the preceding sentence, the Company shall have the opportunity to cure such Good Reason within thirty (30) days of receiving such notice.

(f)	Termination by the Executive Voluntarily. Upon thirty (30) days prior written notice, the Executive may terminate the Executive’s employment hereunder at any time during the Employment Term for any reason other than Good Reason, or for no reason.
6.	Obligations of the Company Upon Termination.
(a)	Termination by the Company Without Cause or by the Executive for Good Reason. If, during the Employment Term, the Company shall terminate the Executive’s employment hereunder without Cause, or the Executive shall terminate the Executive’s employment for Good Reason, the Executive shall be entitled to receive: (i) the payment of (A) all Accrued Obligations, plus (B) provided the Executive is not in violation of Section 7 or Section 8 hereof, at the time the Company pays its employees bonuses in accordance with its general payroll policies, the Pro Rata Bonus, plus (C) provided the Executive is not in violation of Section 7 or Section 8 hereof, severance pay equal to one-twelfth (1/12) of the Executive’s annual Base Salary as of the date the Executive’s employment is terminated for each of the first eighteen (18) months from and following the date the Executive’s employment is terminated (the “Continuation Period”), payable in accordance with the Company’s regular pay schedule and policies and (ii) the provision of the Welfare Benefit Continuation.

For purposes of this Agreement, “Accrued Obligations” shall mean (1) all Base Salary earned by the Executive but unpaid as of the date the Executive’s employment is terminated, (2) reimbursement for any and all monies advanced by the Executive in connection with the Executive’s employment for reasonable and necessary expenses incurred by the Executive through the date the Executive’s employment is terminated and (3) all other payments and benefits to which the Executive may be entitled through the date of termination under the terms of any applicable compensation arrangement or benefit plan or program of the Company. For purposes of this Agreement, “Pro Rata Bonus” shall mean, as to any fiscal year of the Company in which the Executive’s employment with the Company is terminated, an amount equal to (i) the number of days which the Executive was employed by the Company during such fiscal year, divided by 365, multiplied by (ii) the Executive’s Annual Bonus which, but for the Executive’s termination of employment, would have been earned by the Executive during such year. For purposes of this Agreement, “Welfare Benefit Continuation” shall mean provision of welfare benefits such that the Executive and the Executive’s spouse shall continue to be covered by the same or equivalent medical coverage as in effect for the Executive and the Executive’s spouse immediately prior to the date the Executive’s employment is terminated until the earlier of (x) four (4) years from the date the Executive’s employment is terminated and (y) the date the Executive or the Executive’s spouse has commenced new employment and has thereby become eligible for other benefits coverage, subject to the Executive’s rights under the Consolidated Omnibus Budget Reconciliation Act (COBRA); provided, however, that in the event that the Executive obtains a divorce from the Executive’s spouse as of the date of this Agreement, then in such event (i) such spouse shall no longer be entitled to the provision of the Welfare Benefit Continuation and (ii) in the event the Executive remarries following such divorce, the Executive’s spouse as a result of such remarriage shall not be entitled to the provision of the Welfare Benefit Continuation.

(b)	Death. If the Executive’s employment is terminated by reason of the Executive’s death during the Employment Term, this Agreement shall terminate without further obligations to the Executive’s heirs, executors, administrators or other legal representatives under this Agreement, other than for (i) payment of all Accrued Obligations, to the extent theretofore unpaid, plus (ii) at the time the Company pays its employees bonuses in accordance with its general payroll policies, payment of the Pro Rata Bonus, plus (iii) the provision of the Welfare Benefit Continuation.

(c)	Disability. If the Executive’s employment is terminated by reason of the Executive’s Permanent Disability during the Employment Term, this Agreement shall terminate without further obligations to the Executive, other than for (i) payment of all Accrued Obligations, to the extent theretofore unpaid, plus (ii) provided the Executive is not in violation of Section 7 or Section 8 hereof, at the time the Company pays its employees bonuses in accordance with its general payroll policies, payment of the Pro Rata Bonus, plus (iii) the provision of the Welfare Benefit Continuation.

(d)	Termination by the Company for Cause. If the Executive’s employment is terminated for Cause during the Employment Term, this Agreement shall terminate without further obligations to the Executive other than the obligation to pay to the Executive his Accrued Obligations, to the extent theretofore unpaid.

(e)	Termination by the Executive. If the Executive voluntarily terminates the Executive’s employment during the Employment Term, excluding a termination for Good Reason, this Agreement shall terminate without further obligations to the Executive, other than the obligation to pay to the Executive his Accrued Obligations, to the extent theretofore unpaid.

(f)	Accrued Benefits. Except as otherwise specifically provided herein or under the terms of any applicable policy, plan or program, all Accrued Obligations to which the Executive (or his estate or beneficiary) is entitled shall be payable in cash promptly upon termination of his employment.

(g)	Complete Payment. The payments and other benefits to be made or to be extended to the Executive under the provisions of this Section 6 upon termination of the Executive’s employment shall be in complete satisfaction of any and all payments that would otherwise be due the Executive had he remained employed by the Company during the remainder of the Employment Term and the Company shall have no further obligation to make any payment or extend any benefit to the Executive pursuant to this Agreement or otherwise upon or after such termination. Except as specifically provided in this Section 6, the Executive shall not be entitled to any compensation, severance or other benefits from the Company or any of its subsidiaries or affiliates upon the termination of this Agreement for any reason whatsoever. The Executive shall not be entitled to any severance or other payments upon termination of employment except pursuant to this Agreement.

(h)	Survival of Certain Provisions. Provisions of this Agreement shall survive any termination of employment if so provided herein or if necessary or desirable fully to accomplish the purposes of such provision, including, without limitation, the obligations of the Executive under Section 7 and Section 8 hereof. The obligation of the Company to make payments to or on behalf of the Executive under this Section 6 is expressly conditioned upon the Executive’s continued full performance of obligations under Section 7 and Section 8 hereof. The Executive recognizes that, except as expressly provided in this Section 6, no compensation is earned after termination of employment.
7.	Proprietary Information; Inventions in the Field.
(a)	Proprietary Information. In the course of service to the Company, the Executive has had and will continue to have access to confidential information regarding the organization, business and finances of the Company and its affiliated companies, including products, services, designs, methods, techniques, systems, specifications, know-how, strategic or technical data, marketing research data, product research and development data, sales techniques, confidential customer lists and information, sources of supply and trade secrets, all of which are confidential and may be proprietary and are owned or used by the Company or any of its affiliates. Such information shall hereinafter be called “Proprietary Information” and shall include any and all items enumerated in the preceding sentence and coming within the scope of the business of the Company or any of its affiliated companies as to which the Executive may have or have had access, whether conceived or developed by others or by the Executive alone or with others during the period of service to the Company (including the Executive’s service with the Company prior to the Effective Date). Proprietary Information shall not include any records, data or information which are (i) in the public domain during or after the Employment Term provided the same are not in the public domain as a consequence of disclosure directly or indirectly by the Executive in violation of this Agreement, (ii) independently developed or acquired by the Executive after the Employment Term without violating any of his obligations hereunder, (iii) required to be disclosed by law, or (iv) reasonably required to be disclosed in defending any suit, proceeding or investigation to which the Executive is a party.

(b)	Non-Use and Non-Disclosure. The Executive shall not during the Employment Term and for a period of three (3) years thereafter: (i) disclose, directly or indirectly, any Proprietary Information to any person, other than the Company or executives thereof or any person who, in the reasonable judgment of the Executive, needs to know such Proprietary Information or such other persons to whom the Executive has been specifically instructed to make disclosure by the Board and in all such cases only to the extent required in the course of the Executive’s service to the Company; or (ii) use any Proprietary Information, directly or indirectly, for the Executive’s own benefit or for the benefit of any person or entity other than the Company.

(c)	Assignment of Inventions. The Executive agrees to assign and transfer to the Company or its designee, without any separate remuneration or compensation, his entire right, title and interest in and to all Inventions in the Field (as defined below), together with all United States and foreign rights with respect thereto, and, at the Company’s expense, to execute and deliver all appropriate patent and copyright applications for securing United States and foreign patents and copyrights on Inventions in the Field and to perform all lawful acts, including giving testimony, and to execute and deliver all such instruments that may be necessary or proper to vest all such Inventions in the Field and patents and copyrights with respect thereto in the Company, and to assist the Company in the prosecution or defense of any interference which may be declared involving any of said patent applications, patents, copyright applications or copyrights. For the purposes of this Agreement, the words “Inventions in the Field” shall include any discovery, process, design, development, improvement, application, technique or invention, whether patentable or copyrightable or not and whether reduced to practice or not, conceived, created, discovered, invented or made by the Executive, individually or jointly with others, while in the employ of the Company or any of its affiliated companies, and which is related to the business of the Company or any of its affiliated companies, or which resulted or results from the use of any Proprietary Information of the Company.
8.	Restrictions on Activities of the Executive.
(a)	Acknowledgments. The Executive and the Company acknowledge and agree that the Executive is being employed hereunder in a key capacity with the Company and that the Company is engaged in a highly competitive business and that the success of the Company’s business in the marketplace depends upon its goodwill and reputation for quality and dependability. The Executive and the Company further acknowledge and agree that reasonable limits may be placed on the Executive’s ability to compete against the Company and its affiliated companies engaged in the Business (as defined below) to the extent that they protect and preserve the legitimate business interests and goodwill of the Company and/or its affiliated companies engaged in the Business, and that the limits contained herein are in consideration for and as an inducement for, among other things, the consummation of the Merger, the Executive’s ability to receive common stock of Parent pursuant to the Contribution, and the Option Grant.

(b)	Non-Competition Restrictions. During the Non-Competition Period (as defined below), the Executive will not, anywhere in the Territory (as defined below), directly or indirectly, alone or as principal, agent, employee, officer, director, trustee, employer, consultant, investor or partner, enter the employ of, or render services to, or own any stock or any other ownership interest in, or make any financial investment in, any person, business or entity which is Competitive with the Company (as defined below); provided, however, that the ownership of not more than five percent (5%) of the outstanding securities of any class of securities listed on a national exchange or inter-dealer quotation system shall not constitute a violation of this Section 8(b). For purposes of this Agreement, a business or entity shall be considered “Competitive with the Company” as of any point in time during the Non-Competition Period if it engages in the manufacture and supply of fabricated metal components and subassemblies or any other business conducted or engaged in, or which the Company is considering whether to engage in, as of the date of termination of the Executive’s employment with the Company (the “Business”). For purposes of this Agreement, the “Non-Competition Period” shall mean the period commencing on the Effective Date and ending three (3) years after the date the Executive’s employment is terminated, whether such termination is pursuant to this Agreement or otherwise. For purposes of this Agreement, “Territory” means anywhere in North America and Europe or any other location where the Company maintains employees, engages in sales transactions, or otherwise conducts business as of the date the Executive’s employment with the Company is terminated.

(c)	Non-Solicitation Restrictions. During the Non-Competition Period, the Executive will not, directly or indirectly, (i) solicit the employment or services of any individual who upon termination of the Executive’s employment with the Company or within twelve (12) months prior thereto, was known by Executive to be employed by the Company (each such individual, a “Company Affiliate”), (ii) hire any Company Affiliate or (iii) solicit any customer or supplier of the Company to terminate its arrangement with the Company, otherwise change its relationship with the Company, or establish any relationship, directly or indirectly, with the Executive for any business purpose that is Competitive with the Company.
9.	Representations and Warranties.
(a)	The Company represents and warrants to the Executive that the execution, delivery, and performance by the Company of this Agreement have been duly authorized by all necessary corporate action on the part of the Company and do not and will not conflict with or result in a violation of any provision of, or constitute a default under, any material contract, agreement, instrument, or obligation to which the Company is a party or by which it is bound.

(b)	The Executive represents and warrants to the Company that the execution, delivery and performance by the Executive of this Agreement do not and will not conflict with or result in a violation of any provision of, or constitute a default under, any material contract, agreement, instrument or obligation to which the Executive is a party or by which the Executive is bound.
10.	Injunctive Relief. It is specifically understood and agreed that any breach of the provisions of Section 7 or Section 8 of this Agreement is likely to result in irreparable injury to the Company and that the remedy at law alone will be an inadequate remedy for such breach, and that in addition to any other remedy it may have, the Company shall be entitled to enforce the specific performance of this Agreement by the Executive and to obtain both temporary and permanent injunctive relief without bond and without liability should such relief be denied, modified or violated. Neither the right to obtain such relief nor the obtaining of such relief shall be exclusive or preclude the Company from any other remedy.
11.	Governing Law; Forum. This Agreement shall be governed by and construed in accordance with the laws of the State of Illinois, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of Illinois or any other jurisdiction) that would cause the application of the law of any jurisdiction other than the State of Illinois. Each of parties hereto consents to the exclusive personal jurisdiction of the state or federal courts located in the State of Illinois over any action arising out of or relating to this Agreement and waives any objection such party may now or hereafter have to venue or to convenience of forum.
12.	Notices. All notices, requests and demands to or upon the parties hereto to be effective shall be in writing, by facsimile, by overnight courier or by registered or certified mail, postage prepaid and return receipt requested, and shall be deemed to have been duly given or made upon: (a) delivery by hand, (b) one business day after being sent by nationally recognized overnight courier; or (c) in the case of transmission by facsimile, when confirmation of receipt is obtained. Such communications shall be addressed and directed to the parties as follows (or to such other address as either party shall designate by giving like notice of such change to the other party):

(i)	if to the Company:

Morton Industrial Group, Inc.
1021 W. Birchwood
Morton, Illinois 61550
	Attention:	William D. Morton
	Fax:	(309) 263-1866

with a copy (which shall not constitute notice to the Company) to:

Brazos Private Equity Partners, LLC
100 Crescent Court, Suite 1777
Dallas, Texas 75201
	Attention:	Patrick K. McGee
Michael D. Salim
	Fax:	(214) 756-6505

and:

Weil, Gotshal & Manges LLP
200 Crescent Court, Suite 300
Dallas, Texas 75201
	Attention:	Jeffrey B. Hitt, Esq.
	Fax:	(214) 746-7777

(ii)	if to the Executive:

Daryl R. Lindemann
52 Maple Ridge Drive
Morton, Illinois 61550

with a copy (which shall not constitute notice to the Executive) to:

Kennedy Covington Lobdell & Hickman LLP
Hearst Tower, 47th Floor
214 N. Tryon Street
Charlotte, North Carolina 28202
	Attention:	Sean M. Jones
	Fax:	(704) 353-3106
or to such other address as the party to whom notice is given may have previously furnished to the other in writing in the manner set forth above.
13.	Binding Effect; No Third Party Benefit.
(a)	This Agreement is personal to the Executive and without the prior written consent of the Company shall not be assignable by the Executive. This Agreement shall inure to the benefit of and shall be enforceable by the Executive and the Executive’s legal representatives.

(b)	This Agreement shall inure to the benefit of and be binding upon the Company and its successors and assigns.

(c)	The Company shall require any successor or assign (whether direct or indirect, by purchase, merger, consolidation, or otherwise) to all or substantially all the business and/or assets of the Company, by agreement in writing, to expressly assume and agree to perform this Agreement in the same manner and to the same extent that the Company would be required to perform it if no such succession or assignment had taken place. As used in this Agreement, the “Company” shall mean the Company as hereinabove defined and any successor or assign to its business and/or assets as aforesaid which executes and delivers this Agreement provided for in this Section 13(c) or which otherwise becomes bound by all the terms and provisions of this Agreement by operation of law.

(d)	Nothing in this Agreement, express or implied, is intended to or shall confer upon any person other than the parties hereto, and their respective heirs, legal representatives, successors, and permitted assigns, any rights, benefits, or remedies of any nature whatsoever under or by reason of this Agreement.
14.	Welfare Benefit Continuation Upon Termination Following Employment Term. Following termination of the Employment Term, provided that such termination of the Employment Term occurs on the third anniversary of the Effective Date and is not due to the earlier termination of the Employment Term pursuant to Section 5 (a “Natural Expiration of Employment Term”), in the event that the Executive terminates his employment with the Company for any reason following such date, then the Executive shall be entitled to the provision of the Welfare Benefit Continuation. It is expressly understood and agreed (i) that the Executive shall be entitled to no other payments or benefits, whether pursuant to this Agreement or otherwise, with respect to a termination of the Executive’s employment following a Natural Expiration of Employment Term, expect as set forth in this Section 14 and (ii) that the provisions of this Section 14 shall be of no further force and effect at such time as the Executive and the Company enter into a new agreement pertaining to the Executive’s employment with the Company.

15.	Miscellaneous.
(a)	Amendment. This Agreement may not be modified or amended in any respect except by an instrument in writing signed by each of an authorized officer of the Company and the Executive.

(b)	Waiver. Any term or condition of this Agreement may be waived at any time by the party hereto which is entitled to have the benefit thereof, but such waiver shall only be effective if evidenced by a writing signed by such party, and a waiver on one occasion shall not be deemed to be a waiver of the same or any other type of breach on a future occasion. No failure or delay by a party hereto in exercising any right or power hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right or power.

(c)	Withholding Taxes. The Company may withhold from any amounts payable under this Agreement such federal, state, local or foreign taxes as shall be required to be withheld pursuant to any applicable law or regulation.

(d)	Attorneys’ Fees. The Executive and the Company agree that in any court, arbitration or other dispute resolution proceedings arising out of this Agreement, the prevailing party shall be entitled to its or his reasonable attorneys’ fees and costs incurred by it or him in connection with resolution of the dispute in question in addition to any other relief granted thereby.

(e)	Severability. The parties agree that each provision herein shall be treated as a separate and independent clause, and the unenforceability of any one clause shall in no way impair the enforceability of any other clauses of this Agreement. If any one or more provisions of this Agreement is held to be invalid or unenforceable for any reason, including due to being overbroad in scope, activity, subject or otherwise: (i) this Agreement shall be considered divisible; (ii) such provision shall be deemed inoperative to the extent it is deemed invalid or unenforceable; and (iii) in all other respects this Agreement shall remain full force and effect; provided, however, that if any such provision may be made valid or enforceable by limitation thereof, then such provision shall be deemed to be so limited and shall be valid and/or enforceable to the maximum extent permitted by applicable law.

(f)	Entire Agreement. This Agreement constitutes the entire agreement and understanding of the parties hereto concerning the Executive’s employment with the Company and from and after the Effective Date, this Agreement shall supersede any other prior negotiations, discussions, writings, agreements or understandings, both written and oral, between the parties with respect to such subject matter.

(g)	Prior Employment Arrangements. The Executive agrees, by his execution and delivery of this Agreement, that, as of the Effective Time, all prior employment or severance arrangements between the Company and any of its affiliates, on the one hand, and the Executive, on the other hand, are hereby terminated and of no further force and effect, including, without limitation, that certain Employment Agreement, dated as of January 20, 1998, by and between the Company and the Executive.

(h)	Captions. The captions herein are inserted for convenience of reference only, do not constitute a part of this Agreement, and shall not affect in any manner the meaning or interpretation of this Agreement.

(i)	Section 409A. This Agreement is intended to comply with Section 409A of the Internal Revenue Code of 1986, as amended (the “Code”) and shall be interpreted and operated in compliance with this intent. In the event any payment or benefit provided in this Agreement would violate Section 409A of the Code, the Executive and the Company agree that this Agreement will be amended to comply with Section 409A of the Code in such a way that the total payments and benefits provided hereunder in the aggregate are not reduced.

(j)	Parachute Payment. Notwithstanding anything herein to the contrary, if any of the payments or benefits received or to be received by the Executive in connection with the Transactions or the Executive’s termination of employment, whether such payments or benefits are provided pursuant to the terms of this Agreement or any other plan, arrangement or agreement (such payments or benefits being hereinafter referred to as the “Total Payments”), would be subject to the excise tax (the “Excise Tax”) imposed under Section 4999 of the Code, then the payments and benefits under this Agreement hereof shall be reduced (by the minimal amount necessary and at the discretion of the Company) so that no portion of the Total Payments is subject to the Excise Tax. Determination of whether any of the Total Payments will be subject to the Excise Tax and the amount of reduction, if any, shall be determined by tax counsel selected by the Company.

(k)	References. All references in this Agreement to Sections, subsections and other subdivisions refer to the Sections, subsections and other subdivisions of this Agreement unless expressly provided otherwise. The words “this Agreement,” “herein,” “hereof,” “hereunder,” and words of similar import refer to this Agreement as a whole and not to any particular subdivision unless expressly so limited. Whenever the words “include,” “includes,” and “including” are used in this Agreement, such words shall be deemed to be followed by the words “without limitation.” Words in the singular form shall be construed to include the plural and vice versa, unless the context otherwise requires.
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          IN WITNESS WHEREOF, the Company has caused this Agreement to be executed on its behalf by its duly authorized officer, and the Executive has executed this Agreement, as of the date first above set forth.

EXECUTIVE	MORTON INDUSTRIAL GROUP, INC.

	By:	/s/ William D. Morton

	Name:	William D. Morton
/s/ Daryl R. Lindemann Daryl R. Lindemann	Title:	Chairman and CEO
SIGNATURE PAGE TO
EXECUTIVE EMPLOYMENT AND NON-COMPETITION AGREEMENT

Schedule 1
Annual Bonus
No Annual Bonus shall be payable if Actual EBITDA for a fiscal year is less than 95% of the EBITDA Target for such year. An Annual Bonus equal to 22.5% of the Base Salary shall be payable if Actual EBITDA for a fiscal year is at least 95% of the EBITDA Target for such year. If Actual EBITDA is between 95% and 100% of the EBITDA Target for a fiscal year, then the amount of the Annual Bonus shall be a percentage of the Base Salary between 22.5% and 45%, determined by means of linear interpolation, with any percentage of Actual EBITDA to the EBITDA Target that is not a whole percentage rounded to the nearest hundredth. If Actual EBITDA is between 100% and 110% (or greater) of the EBITDA Target for a fiscal year, then the amount of the Annual Bonus shall be a percentage of Base Salary between 45% and 60%, determined by means of linear interpolation, with any percentage of Actual EBITDA to the EBITDA Target that is not a whole percentage rounded to the nearest hundredth. The following chart illustrates potential Annual Bonus payments:

Percentage That Actual EBITDA
For a Fiscal Year Represents of the
EBITDA Target For Such Fiscal	Percentage of Base Salary Payable as
Year	Annual Bonus
95%	22.5%
96%	27%
97%	31.5%
98%	36%
99%	40.5%
100%	45%
105%	56.25%
110% (or greater)	67.5%

Exhibit A
Morton Industrial Group, Inc.
Management Case
US$ Thousands

	Fiscal Year
	2002A	20O3A	2004A	2005A	2006B	2007P	2008P	2009P
Net Revenue	$116,567	$131,431	$171,243	$168,504	$197,258	$211,632	$223,877	$239,090

Adjusted EBITDA(1)(2)(3)	$8,147	$8,778	$13,726	$16,948	$22,060	$25,480	$27,876	$31,297
% of Net Revenue	7.0%	6.7%	8.0%	10.1%	11.2%	12.0%	12.5%	13.1%

(1)	2006 through 2009 adjusted for management fees only.

(2)	Assumes no acquisition of leased equipment; EBITDA targets will be adjusted to the extent the leased asset buy-back program is implemented.

(3)	Assumes tooling repair and maintenance expense continues to be capitalized consistently with the Company’s current practices.